May 14th, 2024

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Intersects 117.98 g/t Gold over 1.7m (Estimated True Width) at Las Conchitas

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to provide additional exploration results from the ongoing reverse circulation ("RC") drill program at Mako's newest mining area, Las Conchitas in northern Nicaragua.  Las Conchitas is located between the Company's San Albino Gold Mine and the nearby historical El Golfo Mine on the Company's El Jicaro Concession, where the Company has recently initiated an exploration drilling campaign (please see figure attached).

The RC and diamond drill program at Los Conchitas has two key objectives: 1) to identify extensions of high-grade gold veins beyond the mineralized limits of the deposit as defined by the Company's "Amended Technical Report and Estimate of Mineral Resources (MRE) for the San Albino Project Comprised of the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua" dated October 11, 2023 and updated on June 10, 2024; and 2) to further evaluate the underground resource potential and geotechnical characteristics to support the proposed Las Conchitas underground development.

The drill results reported in this release are from multiple subparallel, northeast-southwest striking and gently dipping gold-bearing quartz veins. These results allow the Company to assess and identify potential future mining areas within the permitted ultimate open pit, as well as to assess potential areas for underground mining.

Drilling Highlights

  Cruz Grande/El Limon Vein
    117.98 grams per tonne ("g/t") gold ("Au") and 37.0 g/t silver ("Ag") over 2.0 m (1.7 m Estimated True Width ("ETW"))
  Intermediate Vein
    14.76 g/t Au and 13.67 g/t Ag over 3.0 m (2.6 m ETW)
  Mina Francisco Vein
    18.14 g/t Au and 9.5 g/t Ag over 7.0 m (6.7 m ETW)
    29.57 g/t Au and 66.7 g/t Ag over 3.0 m (2.6 m ETW)
    24.59 g/t Au and 10.2 g/t Ag over 4.0 m (3.1 m ETW)
  Bayacun Vein (LMB Pit)
    24.95 g/t Au and 28.9 g/t Ag over 4.0 m (3.9 m ETW)

Akiba Leisman, CEO of Mako states, "these results demonstrate the high-grade nature of Las Conchitas, with clear potential to expand known areas that will be amenable to both open-pit and underground mining methods. Las Conchitas continues to be a profitable mining area for Mako since gold extraction began in July 2023, supplementing commercial production from the primary San Albino area since July 2021, and it will be an important contributor to Mako from its open pit and underground resources for the foreseeable future.  However, Las Conchitas was selected as our second priority because of access and logistics, not because of resource potential. Our second priority was always at the historic El Golfo area to the southwest of Las Conchitas. Drilling at El Golfo commenced in April, with results due back imminently."

Cruz Grande/El Limon Vein

Drilling between the Cruz Grande and El Limon/Mango/Bayacun ("LMB") pit area was designed to test the continuity of shallow gold mineralization, as defined in the MRE, and to evaluate the potential for underground resources within an area of sparse drill data (see drill plan below). Positively, the drill results indicate that the Cruz Grande and El Limon veins are part of a larger, interconnected mineralized system. Previously, the veins were interpreted as two distinct veins. Results justify additional drilling to delineate potential mining areas and to improve the understanding of gold distribution.

Drill hole LC25-RC921 intersected 117.98 g/t Au and 37.0 g/t Ag over 2.0 m (1.7 m ETW), 103 m below surface, and confirmed an 87 m up-dip extension of the gold vein intersected by diamond drill hole LC19-124 (see press release dated January 6, 2020). LC19-124 intersected two intervals representing the El Limon Zone of 8.68 g/t Au and 24.9 g/t Ag over 0.8 m and 26.8 g/t Au and 50.1 g/t Ag over 0.7 m, respectively. The second interval intersected mineralization at a vertical depth of 155 meters.

Intermediate Vein

Drilling at the Intermediate pit area was designed to test a previously identified high-grade gold zone outside the MRE pit limits. Confirmation of this data has been positive, and mining has commenced in this area.

LC24-RC721, situated between two pits defined in the MRE, intersected 14.76 g/t Au and 13.67 g/t Ag over 3.0 m (2.6 m ETW), 65 m below surface. This drill hole confirms structural continuity of the vein and demonstrates a 15 m strike extension from LC22-911 (see press release dated October 24, 2022) which intersected 22.89 g/t Au and 7.2 g/t Ag over 1.40 m (1.3 m ETW), at a vertical distance of 66.5 m.

Mina Francisco Vein

The Company has completed 27 RC drill holes totaling approximately 3,100 m, at a nominal 15 m spacing, in order to delineate gold mineralization for detailed underground mine design. The results of this drilling have identified a new high-grade vein ("MF2") and have demonstrated a higher grade-thickness than what was delineated in the previously identified Mina Francisco vein ("MF1").

The new high-grade mineralization intersected by drill hole LC25-RC873 reports 18.14 g/t Au and 9.5 g/t Ag over 7.0 m (6.7 m ETW), 111 m below surface. This composite contained both the MF1 and the new MF2 structure separated by 1 m of internal dilution (see table below).

Drill hole LC24-RC614 located 47 m SW of LC25-RC873 also intersected two mineralized zones, 89 m below surface (see table below). The first interval intersected 24.1 g/t of Au and 11.4 g/t Ag over 1.0 m (ETW) in MF1 and 5 m below this interval, MF2 returned 24.59 g/t Au and 10.2 g/t Ag over 4.0 m (3.1 m ETW).

These two holes indicate the potential to add an additional zone below the main zone which has not been considered in the current underground mine plan. Drilling to date indicates this new zone is at least 100 m x 40 m. Additional drilling is planned with the objective of extending this zone, as well as incorporating it into a detailed mine plan.

The wider than average MF1 is defined by six drill holes which average 7.0 g/t Au over 3.6 m (ETW) making this area one of the wider zones encountered to date. The widest intercept was in hole LC25-RC611 which intersected 12.0 m (7.8 m ETW) at 5.01 g/t Au and 5.7 g/t Ag followed by LC25-RC612 which intersected 9.0 m (5.2 m ETW) at 5.27 g/t Au and 4.5 g/t Ag.  The other holes that define this zone are LC25-RC609 - 9.81 g/t Au and 7.4 g/t Ag over 4.0 m (3.9 m ETW); LC25-RC610 - 6.70 g/t Au and 3.0 g/t Ag over 3.0 m (2.9 m ETW); LC25-RC614 - 24.10 g/t Au and 11.4 g/t Ag over 1.0 m (ETW) and LC22-536 7.69 g/t Au and 5.9 g/t Ag over 2.5 m (2.3 m ETW) (see press release dated Oct 24, 2022). The new, wider zone measures approximately 46 m x 46 m.

The Company is also targeting extensions of shallow, high-grade gold zones beyond the current MRE pit limits. Drill hole LC24-RC633 intersected 29.57 g/t Au and 66.7 g/t Ag over 3.0 m (2.6 m ETW), 22 m below surface, and below the pit limit defined by the MRE.

Bayacun vein (LMB Pit)

In the LMB area, the key objective of the recent drilling program has been to test extensions of shallow, high-grade mineralized zones within the current MRE pit limits. Drill hole LC24-RC720 intersected, 24.95 g/t Au and 28.9 g/t Ag over 4.0 m (3.9 m ETW), 27 m below surface. This intercept is located 17 m up-dip from drill hole LC19-102, which intersected 15.21 g/t Au and 24.9 g/t Ag over 2.6 m (2.0 m ETW), 33 m below surface (see press release dated September 10, 2019).

Table - Assay Results Reported in This Press Release

Zone	RC Drill Hole	From	To	Width	Au	Ag	Interval
		(m)	(m)	(m)	(g/t)	(g/t)
Tirado	LC25-RC809	65	66	1	1.34	4.9	1.34 g/t of Au and 4.9 g/t of Ag over 1.00 m
San Pablo	LC24-RC518	68	69	1	2.41	1.5	2.41 g/t of Au and 1.5 g/t of Ag over 1.00 m
San Pablo	LC24-RC580	98	99	1	5.48	4.6	5.48 g/t of Au and 4.6 g/t of Ag over 1.00 m
San Pablo	LC24-RC582	88	89	1	4.05	9.6	6.58 g/t of Au and 7.1 g/t of Ag over 2.00 m
		89	90	1	9.10	4.5
San Pablo	LC24-RC601	95	96	1	1.02	0.8	1.02 g/t of Au and 0.8 g/t of Ag over 1.00 m
San Pablo	LC25-RC807	122	123	1	3.16	0.9	1.51 g/t of Au and 1.6 g/t of Ag over 5.00 m
		123	124	1	0.15	0.3
		124	125	1	2.32	3.2
		125	126	1	0.33	0.7
		126	127	1	1.60	2.8
San Pablo	LC25-RC851	70	71	1	1.27	2.2	2.24 g/t of Au and 3.3 g/t of Ag over 3.00 m
		71	72	1	2.12	2.8
		72	73	1	3.35	4.8
Mina Francisco	LC25-RC857	100	101	1	12.20	5.4	12.20 g/t of Au and 5.4 g/t of Ag over 1.00 m
San Pablo	LC25-RC874	11	12	1	1.62	1.5	1.62 g/t of Au and 1.5 g/t of Ag over 1.00 m
San Pablo-MF		36	37	1	10.40	4.3	10.40 g/t of Au and 4.3 g/t of Ag over 1.00 m
Mina Francisco		97	98	1	3.29	16.1	3.29 g/t of Au and 16.1 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC875	101	102	1	22.10	19.8	8.09 g/t of Au and 8.0 g/t of Ag over 3.00 m
		102	103	1	0.74	1.8
		103	104	1	1.45	2.3
Upper Mina Francisco	LC24-RC517	3	4	1	1.62	1.1	1.15 g/t of Au and 0.9 g/t of Ag over 3.00 m
		4	5	1	0.06	0.5
Mina Francisco		5	6	1	1.77	1.1
Mina Francisco	LC24-RC545	20	21	1	2.07	3.8	2.07 g/t of Au and 3.8 g/t of Ag over 1.00 m
Mina Francisco	LC24-RC553	59	60	1	5.99	6.0	5.99 g/t of Au and 6.0 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC897	100	101	1	5.00	10.2	5.00 g/t of Au and 10.2 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC898	109	110	1	1.20	3.6	1.20 g/t of Au and 3.6 g/t of Ag over 1.00 m
Mina Francisco	LC24-RC631	51	52	1	6.02	6.2	3.90 g/t of Au and 5.7 g/t of Ag over 2.00 m
		52	53	1	1.77	5.2
Upper Mina Francisco	LC24-RC633	10	11	1	1.09	2.3	1.09 g/t of Au and 2.3 g/t of Ag over 1.00 m
Mina Francisco		34	35	1	14.70	67.8	29.57 g/t of Au and 66.7 g/t of Ag over 3.00 m
		35	36	1	43.30	59.9
		36	37	1	30.70	72.4
Mina Francisco	LC24-RC695	31	32	1	1.01	1.9	1.01 g/t of Au and 1.9 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC871	105	106	1	2.42	4.1	2.42 g/t of Au and 4.1 g/t of Ag over 1.00 m
Mina Francisco 2		108	109	1	1.10	1.0	1.20 g/t of Au and 0.9 g/t of Ag over 2.00 m
		109	110	1	1.31	0.7
Mina Francisco	LC25-RC872	93	94	1	3.28	15.2	3.28 g/t of Au and 15.2 g/t of Ag over 1.00 m
Mina Francisco 2		96	97	1	1.26	0.9	1.26 g/t of Au and 0.9 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC873	111	112	1	70.90	24.4	18.14 g/t of Au and 9.5 g/t of Ag over 7.00 m; incl. 29.94 g/t of Au and 37.6 g/t of Ag over 3.00 m; and 12.35 g/t of Au and 28.0 g/t of Ag over 3.00 m
		112	113	1	3.51	3.5
		113	114	1	15.40	9.7
		114	115	1	0.10	0.8
Mina Francisco 2		115	116	1	31.50	23.8
		116	117	1	3.00	3.1
		117	118	1	2.54	1.1
Mina Francisco	LC25-RC603	40	41	1	3.05	53.7	3.05 g/t of Au and 53.7 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC604	78	79	1	9.97	19.3	9.97 g/t of Au and 19.3 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC605	67	68	1	2.93	7.1	2.93 g/t of Au and 7.1 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC606	40	41	1	1.40	2.5	2.55 g/t of Au and 2.0 g/t of Ag over 3.00 m
		41	42	1	5.00	2.4
		42	43	1	1.26	1.0
Mina Francisco	LC25-RC609	65	66	1	1.76	1.0	9.81 g/t of Au and 7.4 g/t of Ag over 4.00 m
		66	67	1	34.30	23.9
		67	68	1	1.72	3.1
		68	69	1	1.44	1.4
Mina Francisco	LC25-RC610	68	69	1	11.70	6.8	6.70 g/t of Au and 3.0 g/t of Ag over 3.00 m
		69	70	1	2.81	1.7
		70	71	1	5.58	0.5

Zone	RC Drill Hole	From	To	Width	Au	Ag	Interval
		(m)	(m)	(m)	(g/t)	(g/t)
Mina Francisco	LC25-RC611	71	72	1	4.09	1.6	5.01 g/t of Au and 5.7 g/t of Ag over 12.00 m
		72	73	1	5.15	3.3
		73	74	1	11.70	16.8
		74	75	1	14.90	10.4
		75	76	1	5.40	1.9
		76	77	1	3.33	2.5
		77	78	1	9.07	14.3
		78	79	1	0.82	1.7
		79	80	1	1.05	4.3
		80	81	1	0.18	2.5
		81	82	1	3.08	4.4
		82	83	1	1.32	4.1
Mina Francisco	LC25-RC612	78	79	1	2.46	4.3	5.27 g/t of Au and 4.5 g/t of Ag over 9.00 m
		79	80	1	10.90	9.5
		80	81	1	1.35	1.1
		81	82	1	1.42	3.1
		82	83	1	1.23	3.5
		83	84	1	3.98	5.8
		84	85	1	6.85	3.1
		85	86	1	5.06	2.3
		86	87	1	14.20	7.9
Mina Francisco	LC25-RC613	84	85	1	5.58	20.5	5.58 g/t of Au and 20.5 g/t of Ag over 1.00 m
Mina Francisco 2		90	91	1	1.83	0.8	3.89 g/t of Au and 1.4 g/t of Ag over 2.00 m
		91	92	1	5.95	1.9
Mina Francisco	LC25-RC614	86	87	1	24.10	11.4	24.10 g/t of Au and 11.4 g/t of Ag over 1.00 m
Mina Francisco 2		92	93	1	6.34	6.2	24.59 g/t of Au and 10.2 g/t of Ag over 4.00 m
		93	94	1	18.70	11.4
		94	95	1	70.10	21.9
		95	96	1	3.22	1.2
Mina Francisco 2	LC25-RC615	96	97	1	21.40	9.9	21.40 g/t of Au and 9.9 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC616	81	82	1	4.50	10.1	2.95 g/t of Au and 6.0 g/t of Ag over 2.00 m
		82	83	1	1.41	1.9
Mina Francisco 2	LC25-RC617	91	92	1	6.31	6.4	6.31 g/t of Au and 6.4 g/t of Ag over 1.00 m
Mina Francisco 2b		101	102	1	2.93	2.5	2.58 g/t of Au and 1.8 g/t of Ag over 2.00 m
		102	103	1	2.23	1.1
Mina Francisco	LC25-RC618	94	95	1	3.49	7.3	2.93 g/t of Au and 9.6 g/t of Ag over 2.00 m
		95	96	1	2.37	11.9
Mina Francisco 2		108	109	1	1.29	3.5	1.29 g/t of Au and 3.5 g/t of Ag over 1.00 m
San Pablo	LC25-RC619	6	7	1	2.74	6.2	2.74 g/t of Au and 6.2 g/t of Ag over 1.00 m
Mina Francisco		99	100	1	7.64	3.6	7.64 g/t of Au and 3.6 g/t of Ag over 1.00 m
Mina Francisco	LC25-RC620	100	101	1	5.03	15.7	5.03 g/t of Au and 15.7 g/t of Ag over 1.00 m
Intermediate	LC24-RC628	71	72	1	4.78	8.9	4.78 g/t of Au and 8.9 g/t of Ag over 1.00 m
Intermediate	LC24-RC630	68	69	1	4.97	6.8	3.03 g/t of Au and 4.3 g/t of Ag over 2.00 m
		69	70	1	1.09	1.8
Intermediate	LC24-RC635	51	52	1	3.61	4.6	3.61 g/t of Au and 4.6 g/t of Ag over 1.00 m
Intermediate	LC24-RC637	15	16	1	1.56	3.4	7.98 g/t of Au and 10.8 g/t of Ag over 2.00 m
		16	17	1	14.40	18.2
Intermediate	LC24-RC639	44	45	1	7.76	3.9	7.76 g/t of Au and 3.9 g/t of Ag over 1.00 m
Intermediate	LC24-RC692	71	72	1	11.30	28.2	11.30 g/t of Au and 28.2 g/t of Ag over 1.00 m
Intermediate	LC24-RC698	57	58	1	2.82	1.1	2.27 g/t of Au and 1.1 g/t of Ag over 2.00 m
		58	59	1	1.72	1.1
Intermediate	LC24-RC721	65	66	1	1.70	1.6	14.76 g/t of Au and 13.67 g/t of Ag over 3.00 m
		66	67	1	39.20	35.5
		67	68	1	3.37	3.9
Intermediate	LC24-RC722	87	88	1	1.27	7.5	1.27 g/t of Au and 7.5 g/t of Ag over 1.00 m
Intermediate	LC24-RC724	45	46	1	1.63	3.2	7.52 g/t of Au and 9.0 g/t of Ag over 3.00 m
		46	47	1	1.22	1.4
		47	48	1	19.70	22.4
Intermediate	LC24-RC725	43	44	1	9.92	16.0	5.74 g/t of Au and 9.0 g/t of Ag over 2.00 m
		44	45	1	1.56	2.0
Intermediate	LC24-RC726	28	29	1	8.74	9.7	6.66 g/t of Au and 7.3 g/t of Ag over 2.00 m
		29	30	1	4.58	4.9
		33	34	1	1.15	6.6	1.15 g/t of Au and 6.6 g/t of Ag over 1.00 m
Mina Francisco-Intermediate	LC24-RC727	9	10	1	2.74	11.7	2.74 g/t of Au and 11.7 g/t of Ag over 1.00 m
		14	15	1	4.16	4.9	4.16 g/t of Au and 4.9 g/t of Ag over 1.00 m
Intermediate	LC24-RC728	26	27	1	9.23	12.4	8.51 g/t of Au and 11.3 g/t of Ag over 2.00 m
		27	28	1	7.80	10.1

Zone	RC Drill Hole	From	To	Width	Au	Ag	Interval
		(m)	(m)	(m)	(g/t)	(g/t)
Intermediate	LC24-RC729	33	34	1	9.36	13.2	8.09 g/t of Au and 10.7 g/t of Ag over 4.00 m
		34	35	1	7.26	6.8
		35	36	1	13.80	20.3
		36	37	1	1.94	2.5
Intermediate	LC24-RC731	70	71	1	5.95	7.8	5.95 g/t of Au and 7.8 g/t of Ag over 1.00 m
Intermediate	LC24-RC733	78	79	1	1.08	2.0	1.08 g/t of Au and 2.0 g/t of Ag over 1.00 m
Intermediate 2	LC24-RC738	3	4	1	1.93	5.7	2.10 g/t of Au and 8.7 g/t of Ag over 2.00 m
		4	5	1	2.27	11.6
Intermediate 2	LC25-RC812	19	20	1	7.20	24.0	7.20 g/t of Au and 24.0 g/t of Ag over 1.00 m
Intermediate 2	LC25-RC813	21	22	1	1.06	37.6	1.06 g/t of Au and 37.6 g/t of Ag over 1.00 m
Intermediate 2	LC24-RC800	48	49	1	1.27	1.9	1.27 g/t of Au and 1.9 g/t of Ag over 1.00 m
Intermediate 3	LC24-RC784	40	41	1	1.97	1.2	1.97 g/t of Au and 1.2 g/t of Ag over 1.00 m
Intermediate 4	LC24-RC736	73	74	1	1.08	3.5	1.08 g/t of Au and 3.5 g/t of Ag over 1.00 m
Cruz Grande	LC25-RC814	130	131	1	1.38	6.3	1.38 g/t of Au and 6.3 g/t of Ag over 1.00 m
Intermediate 2	LC25-RC815	27	28	1	3.16	9.8	3.16 g/t of Au and 9.8 g/t of Ag over 1.00 m
Cruz Grande		149	150	1	3.80	2.9	3.80 g/t of Au and 2.9 g/t of Ag over 1.00 m
Intermediate 2	LC24-RC794	1	2	1	3.46	5.5	3.46 g/t of Au and 5.5 g/t of Ag over 1.00 m
Cruz Grande	LC24-RC796	1	2	1	2.60	2	2.60 g/t of Au and 2 g/t of Ag over 1.00 m
Cruz Grande	LC24-RC664	24	25	1	4.56	6.7	4.56 g/t of Au and 6.7 g/t of Ag over 1.00 m
Upper Cruz Grande	LC24-RC666	15	16	1	1.61	3.4	2.69 g/t of Au and 3.2 g/t of Ag over 4.00 m
		16	17	1	1.43	3.4
		17	18	1	4.79	3.6
		18	19	1	2.93	2.5
Cruz Grande		80	81	1	1.07	0.7	1.07 g/t of Au and 0.7 g/t of Ag over 1.00 m
Cruz Grande		87	88	1	1.68	2.2	1.68 g/t of Au and 2.2 g/t of Ag over 1.00 m
Cruz Grande 2	LC24-RC669	65	66	1	1.19	0.3	1.19 g/t of Au and 0.3 g/t of Ag over 1.00 m
Cruz Grande	LC24-RC670	32	33	1	1.02	1.1	1.02 g/t of Au and 1.1 g/t of Ag over 1.00 m
Cruz Grande	LC24-RC671	16	17	1	1.39	2.8	3.39 g/t of Au and 8.5 g/t of Ag over 5.00 m
		17	18	1	2.11	4.8
		18	19	1	0.81	3.3
		19	20	1	5.26	6.3
		20	21	1	7.36	25.3
Cruz Grande	LC24-RC674	27	28	1	4.32	10.7	4.32 g/t of Au and 10.7 g/t of Ag over 1.00 m
Cruz Grande	LC24-RC675	25	26	1	2.63	5.9	2.19 g/t of Au and 6.9 g/t of Ag over 2.00 m
		26	27	1	1.74	7.8
Cruz Grande 2		44	45	1	3.32	1.3	4.47 g/t of Au and 1.5 g/t of Ag over 2.00 m
		45	46	1	5.62	1.7
Cruz Grande-3		49	50	1	1.14	1.0	1.138 g/t of Au and 1 g/t of Ag over 1.00 m
Cruz Grande-3	LC24-RC676	22	23	1	5.24	7.8	4.79 g/t of Au and 6.6 g/t of Ag over 2.00 m
		23	24	1	4.33	5.4
Cruz Grande	LC24-RC679	40	41	1	14.90	9.9	8.18 g/t of Au and 7.2 g/t of Ag over 2.00 m
		41	42	1	1.45	4.4
Cruz Grande	LC25-RC817	107	108	1	2.02	63.4	2.02 g/t of Au and 63.4 g/t of Ag over 1.00 m
Cruz Grande 2	LC25-RC818	57	58	1	1.77	0.9	1.77 g/t of Au and 0.9 g/t of Ag over 1.00 m
Cruz Grande	LC25-RC820	30	31	1	1.14	1.2	1.14 g/t of Au and 1.2 g/t of Ag over 1.00 m
Cruz Grande 2		45	46	1	1.24	1.3	1.24 g/t of Au and 1.3 g/t of Ag over 1.00 m
Upper Cruz Grande	LC25-RC823	1	2	1	1.12	1.0	1.12 g/t of Au and 1.0 g/t of Ag over 1.00 m
Cruz Grande	LC25-RC824	0	1	1	5.17	11.1	2.34 g/t of Au and 4.6 g/t of Ag over 4.00 m
		1	2	1	1.82	5.8
		2	3	1	0.15	0.9
		3	4	1	2.20	0.5
Cruz Grande	LC25-RC921	103	104	1	229.80	72.5	117.98 g/t of Au and 37.0 g/t of Ag over 2.00 m
		104	105	1	6.15	1.5
Upper Limon	LC24-RC681	28	29	1	2.53	4.4	2.53 g/t of Au and 4.4 g/t of Ag over 1.00 m
Upper Limon	LC24-RC683	51	52	1	1.62	3.4	1.62 g/t of Au and 3.4 g/t of Ag over 1.00 m
Upper Limon	LC24-RC686	54	55	1	2.81	1.5	2.81 g/t of Au and 1.5 g/t of Ag over 1.00 m
Upper Limon	LC24-RC689	51	52	1	3.55	2.8	5.48 g/t of Au and 10.0 g/t of Ag over 5.00 m
		52	53	1	7.72	22.0
		53	54	1	1.17	4.6
		54	55	1	0.55	1.5
		55	56	1	14.40	19.0
Upper Limon	LC24-RC742	41	42	1	4.53	6.4	4.53 g/t of Au and 6.4 g/t of Ag over 1.00 m
Upper Limon	LC24-RC744	30	31	1	1.33	0.8	1.33 g/t of Au and 0.8 g/t of Ag over 1.00 m
Upper Limon a	LC24-RC746	19	20	1	4.96	3.6	4.96 g/t of Au and 3.6 g/t of Ag over 1.00 m
Upper Limon		39	40	1	1.48	1.4	1.48 g/t of Au and 1.4 g/t of Ag over 1.00 m
Upper Limon	LC24-RC747	47	48	1	3.96	6.3	3.96 g/t of Au and 6.3 g/t of Ag over 1.00 m
Upper Limon	LC24-RC748	38	39	1	1.37	1.4	2.32 g/t of Au and 2.6 g/t of Ag over 2.00 m
		39	40	1	3.27	3.7

Zone	RC Drill Hole	From	To	Width	Au	Ag	Interval
		(m)	(m)	(m)	(g/t)	(g/t)
Upper Mina Francisco	LC24-RC751	3	4	1	1.28	3.5	1.28 g/t of Au and 3.5 g/t of Ag over 1.00 m
Upper Limon		115	116	1	4.25	4.4	4.25 g/t of Au and 4.4 g/t of Ag over 1.00 m
Upper Limon	LC24-RC754	6	7	1	1.66	3.6	1.81 g/t of Au and 2.9 g/t of Ag over 2.00 m
		7	8	1	1.96	2.1
Upper Limon	LC24-RC755	28	29	1	14.30	7.3	14.30 g/t of Au and 7.3 g/t of Ag over 1.00 m
Upper Limon	LC24-RC756	22	23	1	5.17	22.2	5.17 g/t of Au and 22.2 g/t of Ag over 1.00 m
Upper Limon	LC24-RC765	6	7	1	1.54	1.5	2.65 g/t of Au and 2.2 g/t of Ag over 3.00 m
		7	8	1	0.86	2.6
		8	9	1	5.54	2.6
Upper Limon	LC24-RC775	91	92	1	1.03	0.7	1.03 g/t of Au and 0.7 g/t of Ag over 1.00 m
Upper Limon	LC25-RC831	26	27	1	1.86	2.0	8.28 g/t of Au and 10.5 g/t of Ag over 2.00 m
		27	28	1	14.70	18.9
Intermediate		46	47	1	4.06	11.1	4.06 g/t of Au and 11.1 g/t of Ag over 1.00 m
Intermediate	LC25-RC832	50	51	1	1.62	0.7	1.62 g/t of Au and 0.7 g/t of Ag over 1.00 m
Upper Limon	LC25-RC835	75	76	1	7.78	26.7	7.78 g/t of Au and 26.7 g/t of Ag over 1.00 m
Upper Limon	LC25-RC841	21	22	1	9.90	8.2	9.90 g/t of Au and 8.2 g/t of Ag over 1.00 m
		26	27	1	1.60	3.0	1.93 g/t of Au and 2.4 g/t of Ag over 2.00 m
		27	28	1	2.26	1.7
Intermediate		39	40	1	1.11	3.0	1.11 g/t of Au and 3.0 g/t of Ag over 1.00 m
Upper Limon	LC25-RC843	79	80	1	1.70	2.5	1.64 g/t of Au and 2.6 g/t of Ag over 2.00 m
		80	81	1	1.58	2.7
Upper Limon	LC25-RC844	82	83	1	1.04	2.7	1.04 g/t of Au and 2.7 g/t of Ag over 1.00 m
Limon	LC24-RC493	71	72	1	1.09	3.3	1.09 g/t of Au and 3.3 g/t of Ag over 1.00 m
Limon	LC25-RC826	41	42	1	1.06	2.4	1.06 g/t of Au and 2.4 g/t of Ag over 1.00 m
Limon	LC25-RC829	73	74	1	1.28	5.0	1.28 g/t of Au and 5.0 g/t of Ag over 1.00 m
Limon	LC25-RC914	24	25	1	6.80	2.7	6.80 g/t of Au and 2.7 g/t of Ag over 1.00 m
Limon b		31	32	1	2.79	2.4	2.79 g/t of Au and 2.4 g/t of Ag over 1.00 m
Limon a	LC25-RC919	27	28	1	4.37	9.6	4.37 g/t of Au and 9.6 g/t of Ag over 1.00 m
Limon	LC24-RC644	33	34	1	1.26	1.7	1.26 g/t of Au and 1.7 g/t of Ag over 1.00 m
Mango 2		92	93	1	1.91	2.9	1.91 g/t of Au and 2.9 g/t of Ag over 1.00 m
Limon	LC24-RC647	31	32	1	2.53	2.3	2.53 g/t of Au and 2.3 g/t of Ag over 1.00 m
Limon	LC24-RC652	3	4	1	1.00	0.8	1.00 g/t of Au and 0.8 g/t of Ag over 1.00 m
Limon	LC24-RC653	3	4	1	2.59	1.0	1.89 g/t of Au and 0.9 g/t of Ag over 2.00 m
		4	5	1	1.18	0.7
Limon	LC24-RC654	0	1	1	2.46	2.8	2.46 g/t of Au and 2.8 g/t of Ag over 1.00 m
Mango 1	LC24-RC641	77	78	1	2.03	3.5	1.26 g/t of Au and 3.2 g/t of Ag over 3.00 m
		78	79	1	0.25	0.7
		79	80	1	1.49	5.4
Mango 2	LC24-RC643	104	105	1	2.71	2.9	2.71 g/t of Au and 2.9 g/t of Ag over 1.00 m
Mango 1	LC24-RC658	7	8	1	1.10	0.8	1.58 g/t of Au and 0.9 g/t of Ag over 3.00 m
		8	9	1	0.21	0.6
		9	10	1	3.43	1.4
Mango 2	LC24-RC660	0	1	1	1.29	1.7	1.29 g/t of Au and 1.7 g/t of Ag over 1.00 m
Mango 2	LC24-RC655	46	47	1	1.97	1.7	1.57 g/t of Au and 6.2 g/t of Ag over 2.00 m
		47	48	1	1.17	10.6
Bayacun	LC24-RC720	39	40	1	30.20	82.1	24.95 g/t of Au and 28.9 g/t of Ag over 4.00 m
		40	41	1	65.80	29.0
		41	42	1	1.86	1.4
		42	43	1	1.93	2.9
Bayacun	LC24-RC811	49	50	1	1.83	2.3	5.29 g/t of Au and 4.4 g/t of Ag over 3.00 m
		50	51	1	12.60	10.4
		51	52	1	1.44	0.6
Las Dolores	LC24-RC420	32	33	1	1.31	1.0	1.31 g/t of Au and 1.0 g/t of Ag over 1.00 m

Note: The mineralized intervals shown above utilize a 1.0 g/t gold cut-off grade with not more than 1.0 m of internal dilution. *Widths are reported as drill hole lengths.  True width is estimated to be between 60% and 100% of the downhole width. In addition to the drill holes presented in the table above, the following drill holes returned only anomalous values:  LC25-RC808, LC25-RC854, LC25-RC868, LC24-RC581, LC24-RC602, LC25-RC810, LC25-RC852, LC25-RC853, LC25-RC855, LC25-RC860, LC25-RC862, LC25-RC863, LC25-RC864, LC25-RC866, LC25-RC869, LC25-RC902, LC25-RC893, LC25-RC894, LC25-RC895, LC25-RC896, LC25-RC900, LC24-RC560, LC24-RC634, LC24-RC694, LC24-RC696, LC25-RC892, LC25-RC907, LC25-RC931, LC25-RC939, LC25-RC607, LC24-RC632, LC24-RC690, LC24-RC693, LC24-RC723, LC24-RC732, LC24-RC734, LC24-RC735, LC24-RC805, LC24-RC739, LC24-RC786, LC24-RC789, LC24-RC801, LC24-RC803, LC24-RC804, LC24-RC737, LC24-RC788, LC24-RC798, LC24-RC791, LC24-RC792, LC24-RC793, LC24-RC795, LC24-RC621, LC24-RC622, LC24-RC665, LC24-RC667, LC24-RC668, LC24-RC672, LC24-RC673,LC24-RC680, LC25-RC816, LC25-RC821, LC25-RC825, LC24-RC684, LC24-RC685, LC24-RC687, LC24-RC745, LC24-RC749, LC24-RC750, LC24-RC752, LC24-RC758, LC24-RC759, LC24-RC762, LC24-RC763, LC24-RC767, LC24-RC772, LC24-RC774. LC24-RC777, LC24-RC778, LC24-RC779, LC24-RC780, LC25-RC833, LC25-RC836, LC25-RC837, LC25-RC840, LC25-RC842, LC24-RC497, LC24-RC499, LC25-RC827, LC25-RC828, LC25-RC913, LC25-RC915, LC25-RC917, LC25-RC920, LC24-RC645,LC24-RC646, LC24-RC648, LC24-RC650, LC24-RC651, LC24-RC656, LC24-RC657, LC24-RC659, LC24-RC701, LC24-RC704, LC24-RC711, LC24-RC712, LC24-RC715, LC24-RC716 and  LC24-RC719. In addition to the drill holes presented in the table above, the following drill holes returned no significant values: LC25-RC806, LC25-RC856, LC25-RC858, LC25-RC859, LC25-RC861, LC25-RC867, LC25-RC870, LC25-RC903, LC25-RC904, LC25-RC901, LC25-RC891, LC25-RC905, LC25-RC906, LC25-RC908 to LC25-RC910, LC25-RC932 to LC25-RC934, LC25-RC608, LC24-RC629, LC24-RC640, LC24-RC69141, LC24-RC697, LC24-RC730, LC24-RC740, LC24-RC781 to LC24-RC783, LC24-RC787, LC24-RC790, LC24-RC799, LC24-RC802, LC24-RC785, LC24-RC797, LC24-RC563, LC24-RC568, LC24-RC569, LC24-RC627, LC24-RC636, LC24-RC638, LC24-RC642, LC24-RC677, LC24-RC678, LC25-RC819, LC25-RC822, LC24-RC682, LC24-RC741, LC24-RC743, LC24-RC753, LC24-RC757, LC24-RC760, LC24-RC761, LC24-RC764, LC24-RC766, LC24-RC768 to LC24-RC771, LC24-RC773, LC24-RC776, LC25-RC838, LC25-RC839, LC25-RC830, LC25-RC911, LC25-RC912, LC25-RC916, LC24-RC649, LC24-RC702, LC24-RC703, LC24-RC705 to LC24-RC710, LC24-RC713, LC24-RC714, LC24-RC717 and LC24-RC718.

Figure - Drill Hole Plan for Las Conchitas

596000
596500
597000
597500
598000
1512500
1512000
1511500
1511000
1510500
1510000
N
S
E
W
LA SEGOVIANA
SAN ALBINO - MURRA
POTRERILLOS
TIBURON
San Albino Gold Deposit
Map Area
Las Conchitas Gold Deposit
El Golfo Area
EL JICARO
LOCATION MAP
SAN PABLO
LC22-536
LC25-RC611
LC25-RC610
LC25-RC609
LC25-RC612
LC25-RC614
LC25-RC873
MINA FRANCISCO
INTERMEDIATE
LC22-911
CRUCITA
LC24-RC921
LC19-124
LC25-RC921
CRUZ GRANDE
SW EXTENSION
EL LIMON
MINA BONANZA
MANGO
BAYACUN
LAS DOLORES
LC24-RC720
LC19-102
LA FORTUNA
EL PORTILLO
CALIFORNIA
San Albino - Murra Concession
El Jicaro Concession
EL GOLFO AREA
LEGEND
RC Drill Hole With Results Announced in This Press Release
RC Drill Hole With Results Previously Announced
RC Drill Hole With Results Pending
2011 - 2022 DDH
LC25-RC921
Drill Hole Discussed in this Press Release
Historical Tunnel
October 2023 Mineral Resource Estimate (MRE)
Las Conchitas Permitted Ultimate Pit Limit
Recent Mining Activities
2025 RC DRILLING PROGRAM
Datum: WGS 1984
Author: Gessner Grillo
Drawing: Miguel Guevara
Date: May 13th, 2025
Scale: 1:12,000
MAKO

Sampling, Assaying, QA/QC and Data Verification

All reverse circulation (RC) holes were drilled dry i.e., above the water table and no water or other fluids were injected into the hole. RC drill samples were collected every 1 meter using a center-return hammer and samples were obtained from a Gilson chip splitter which is cleaned using compressed air after each sample. Samples were bagged and labeled at the drill site under a geologist's supervision and are logged on site by a geologist who visually selects potential mineralized intervals for fire assay. The mineralized interval(s) including 3-5 samples above and below, the selected intervals are continuously sampled and shipped to the Bureau Veritas Lab (BV) in Managua, respecting the best chain of custody practices.  Pulps are sent by Bureau Veritas to their laboratory in Vancouver under their chain of custody for analysis. Gold was analyzed by standard fire assay fusion, 30 gr aliquot, AAS finish. Samples returning over 10.0 g/t gold are analyzed utilizing standard Fire Assay-Gravimetric method. The Company follows industry standards in its QA&QC procedures. Control samples consisting of duplicates, standards and blanks were inserted into the sample stream at a minimum ratio of 1 control sample per every 10 samples. Analytical results of control samples confirmed reliability of the assay data.

Qualified Person

Eric Fier, CPG, P.Eng, and Chairman of Mako, is a qualified person (as defined under NI 43-101) and has read and approved the technical information contained in this press release.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company.  The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, E-mail: aleisman@makominingcorp.com, phone: (917) 558-5289 or visit our website at www.makominingcorp.com and SEDARPLUS www.sedarplus.ca.

Forward-Looking Information: Some of the statements contained herein may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein reflects the Company's current beliefs and expectations, based on management's reasonable assumptions, and includes, without limitation, that the Company high-grade production will generate significant cash flows for the foreseeable future, that El Golfo drilling results will be due back imminently, and that Las Conchitas will be an important contributor to Mako from its open pit and underground resources for the foreseeable future. Mako's primary objective to operate San Albino profitably and fund exploration of prospective targets on its district-scale land package. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, changes in the Company's exploration and development plans and growth parameters and its ability to fund its growth to reach its expected new  production numbers; unanticipated costs; the October 24 measures having impacts on business operations not current expected, or new sanctions being imposed by the U.S. Treasury Department or other government entity in Nicaragua in the future; and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.